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October 3, 2005 VIA EDGAR CORRESPONDENCE Larry Spirgel Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549	Boston Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Milan Moscow New Jersey	New York Northern Virginia Orange County Paris San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Cbeyond Communications, Inc.
Registration Statement on Form S-1
Filed May 16, 2005, as amended to date
File No. 333-124971

Dear Mr. Spirgel:

On behalf of our client, Cbeyond Communications, Inc. (the “Company”), this letter sets forth the Company’s responses to the Staff’s comment letter dated September 30, 2005. For your convenience, we have set forth each of the Staff’s comments immediately preceding the response.

Prospectus Cover Page

1.	We note that you are offering shares of your common stock to “certain of your existing stockholders” and that two members of your board of directors have indicated an interest in purchasing $3.0 shares of common stock. Please tell us in your response letter how you offered the shares directly to your existing stockholders and when you received the indications of interest. Tell us why this offer to “participating stockholders” is not part of the underwritten offering and why the underwriters’ obligations to purchase the public offering shares are conditioned upon the purchase of $3.0 million shares by two of your directors.

Response:

In mid-September 2005 (approximately four months after the Company’s initial filing of its Registration Statement), Messrs. Luttrell and Rothman, both of whom are members of the Company’s Board of Directors, expressed to the Company their unsolicited interest in purchasing $3.0 million of shares in the offering. The Company and its underwriters concluded that an offer to Messrs. Luttrell and Rothman could not be included as part of the underwritten offering because (i) the underwriters may not guarantee to any person an allocation of shares in the offering and (ii) the Company desired that its directed share

October 3, 2005

program would be available to a broad group of offerees (subject to the parameters of the directed share program previously provided to the Staff). In response to the Staff’s comment, the structure of the underwritten offering has been modified so that the underwriters’ obligations to purchase the public offering shares will no longer be conditioned upon the purchase of $3.0 million of shares by Messrs. Luttrell and Rothman.

Prospectus Summary, page 1

2.	We note that you have added a new subsection to the prospectus summary entitled “VoIP Technology and Business Models.” The amount of detail in this subsection, combined with the disclosure in the rest of the summary, makes your summary section too long. The summary should not include a lengthy description of the company’s business and business strategy. This detailed information is better suited for the body of the prospectus. Please revise to limit your summary to two or three pages and focus on the most significant aspects about your company and the offering.

Response:

In response to this comment, the Company has abbreviated its disclosure in the summary regarding “VoIP Technology and Business Models.” See page 2 of the amended filing. However, the Company and its underwriters believe that this information is significant to an investor’s understanding of the Company and its business model, in light of potential confusion surrounding VoIP technology, which communications service providers deploy in different ways. In addition, the Company respectfully submits that the nature and extent of the disclosure contained in the amended filing is consistent with and comparable to other initial public offerings that the Staff has recently declared effective.

Capitalization, page 32

3.	We note your reverse stock split occurred on June 30, 2005. The amounts for common stock outstanding and additional paid-in capital in the capitalization table do not agree with your June 30, 2005 balance sheet at page F-3. Please revise your financial statements to reflect this stock split.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See page F-3 of the amended filing.

October 3, 2005

Shares Eligible for Future Sale, page 118

4.	Please clarify whether the shares being purchased by Messrs. Luttrell and Rothman in the offering are subject to the lockup agreement. In addition, clarify that the shares purchased by Messrs. Luttrell and Rothman would be subject to resale restrictions under Rule 144.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See page 118 of the amended filing.

Underwriting, page 120

5.	Please disclose why the underwriters’ obligations to purchase the public offering shares are conditioned upon the purchase of $3.0 million shares by two of your directors. Disclose this condition to the underwriters’ obligations throughout the prospectus where you discuss the offering. In addition, tell us in your response letter why the offering to the public should be considered a “firm commitment” offering in light of this condition.

Response:

In response to the Staff’s comment, the structure of the underwritten offering has been modified so that the underwriters’ obligations to purchase the public offering shares will no longer be conditioned upon the purchase of $3.0 million of shares by Messrs. Luttrell and Rothman. As a result, the Company has revised the disclosure on page 120 of the amended filing to remove the reference to the contingency, which is no longer applicable.

Note 5 Capitalization, page F-17

6.	Disclose how you accounted for the reverse stock split and the date the split occurred.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See pages 5 and F-29 of the amended filing.

October 3, 2005

Note 9 Stock Incentive Plans, page F-23

7.	Revise the summary of your Incentive Plan and 2000 Plan, as presented in tabular format, to include retroactive treatment for the 1 for 3.88 reverse stock split.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See page F-23 of the amended filing.

* * *

If you have any questions or comments with regard to these responses or other matters, please contact Christopher L. Kaufman at (650) 463-2606 or the undersigned at (202) 637-2165.

Very truly yours,

/s/ Joel H. Trotter

Joel H. Trotter of LATHAM & WATKINS LLP

cc:	James F. Geiger
J. Robert Fugate Cbeyond Communications, Inc.

Michael J. Murdy Ernst & Young LLP

Christopher L. Kaufman Latham & Watkins LLP

John T. Gaffney Cravath, Swaine & Moore LLP